SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                              14 November, 2006

                                                            SkyePharma PLC

                                            SKYEPHARMA APPOINTS NEW FINANCE DIRECTOR

LONDON,  ENGLAND,  13 November 2006 - SkyePharma PLC (LSE: SKP;  Nasdaq:  SKYE)  announces today that Mr. Donald  Nicholson is standing down as Finance  Director with  immediate  effect and will be leaving the Company to pursue a new phase in his career.  Mr. Peter Grant has been appointed Finance Director in his place.

Peter,  51, is a Chartered  Accountant  with a MA (Hons),  Mathematics  from Oxford  University.  He  qualified  with the firm of Peat,
Marwick,  Mitchell & Co. in 1979.  With over 25 years of finance and  management  experience in UK companies,  including  nine years at listed  company board level,  Peter brings  extensive  experience as a Finance  Director at Molins PLC,  Worldpay Group PLC and Eurodis
Electron  PLC where he worked as Group  Finance  Director  until  January  2005.  Most  recently,  Peter had been  interim CEO at Voice
Commerce Group, a position he held until May 2006.

Donald joined SkyePharma in February 1996 and was appointed Finance Director in March 1997.

Jerry Karabelas, Chairman of SkyePharma, said:

"On behalf of the whole Board and staff, I would like to thank Donald for his  significant  contribution  and commitment to the Company over the past ten years.  We wish him well for the future.

"We are very  pleased  to have  recruited  someone  of  Peter's  calibre  to fill the key role of  Finance  Director.  He has  played a significant  role in  streamlining  operations,  developing  new business  activities and financing  initiatives.  He will join our new management team of Frank Condella,  CEO and Ken Cunningham,  COO and will be of great  assistance in moving the Company forward through this important stage in its development."

Disclosure under section 9.6.13 of the Listing Rules:
Mr Grant resigned from the board of Eurodis  Electron PLC in January 2005 for family health reasons.  In March 2005 a major  franchiser gave notice of termination of its  relationship  with the group,  and in July 2005 the lead finance provider reduced the facilities and the company went into administration.

There are no other disclosures under section 9.6.13 of the Listing Rules.

For further information please contact:

SkyePharma PLC                                                                                      UK + 44 207 491 1777
Frank Condella, Chief Executive Officer
Ken Cunningham, Chief Operating Officer

Buchanan Communications                                                                             UK + 44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

The Trout Group                                                                                      US + 1 617 583 1308
Seth Lewis

Notes for editors

About SkyePharma
SkyePharma PLC develops  pharmaceutical  products benefiting from world-leading drug delivery  technologies that provide  easier-to-use and more effective drug formulations.  There are now eleven approved products incorporating  SkyePharma's  technologies in the areas of oral,  injectable,  inhaled and topical  delivery,  supported by advanced  solubilisation  capabilities.  For more  information,  visit
www.skyepharma.com.

Certain statements in this news release are  forward-looking  statements and are made in reliance on the safe harbour provisions of the
U.S. Private Securities  Litigation Act of 1995. Although SkyePharma believes that the expectations  reflected in these forward-looking statements are reasonable,  it can give no assurance that these expectations will materialize.  Because the expectations are subject to risks and  uncertainties,  actual results may vary  significantly  from those  expressed or implied by the  forward-looking  statements based upon a number of factors,  which are described in SkyePharma's  20-F and other documents on file with the SEC. Factors that could cause differences  between actual results and those implied by the forward-looking  statements  contained in this news release include, without limitation,  risks related to the development of new products,  risks related to obtaining and maintaining  regulatory approval for existing,  new or expanded indications of existing and new products,  risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's  and its marketing  partners'  ability to market products on a large scale to maintain or expand market share in the face of changes in customer  requirements,  competition and technological  change, risks related to regulatory  compliance,  the risk of product liability claims, risks related to the ownership and use of intellectual  property, and risks  related  to  SkyePharma's  ability  to manage  growth.  SkyePharma  undertakes  no  obligation  to  revise  or  update  any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   November 14, 2006